Exhibit 99.1

Corporate Presentation March 2023 Nasdaq: NRSN

NeuroSense Therapeutics
Nasdaq: NRSN

Disclaimer

This presentation and oral statements made regarding the subject of this presentation contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements contained in this presentation other than statements of historical facts, including our business strategy and plans and objectives for future operations, including our financial performance, are forward looking statements. The words " anticipate"," believe," "continue," "estimate," "expect," "intend," "may," "will" and similar expressions are intended to identify forward looking statements. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs.

Forward looking statements made in this presentation include statements about the timing of reporting top-line results from our ALS Phase 2b clinical trial, market for therapeutics targeting neurodegenerative diseases and its opportunities for our product candidates; our expectations regarding our competitive advantages; the planned development timeline of our product candidates; and characterizations of the pre-clinical and clinical trial results of our product candidates. Forward looking statements are subject to a number of risks and uncertainties and represent our views as of the date of the presentation, including a delay in the reporting of top-line results from our ALS Phase 2b clinical trial and a delay in other clinical and regulatory milestones . The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2022. We undertake no obligation or duty to update information contained in these forward looking statements, whether as a result of new information, future events or otherwise.

Trademarks in this presentation are the property of their respective owners and used for informational and educational purposes only.

NeuroSense is a Leader in Developing Novel Combination Therapies for ALS and Other Neurodegenerative Diseases ALS Alzheimer Parkinson Topline data from Phase 2b placebo - controlled clinical trial expected in H2 2023 Commencement of Phase 1 / 2 placebo - controlled clinical trial expected in H 1 2023 Complete Biomarker Studies expected in H 1 2023 Discovery Pre - clinical Phase 1 Phase 2 Phase 3 NDA Indication Next Milestone Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

NeuroSense Therapeutics
Nasdaq: NRSN

ALS

is an incurable neurodegenerative disease, causing complete paralysis and ultimately death within 2-5 years from diagnosis

Treatment options for ALS is a dire unmet need with only three FDA approved drugs available**:**
Riluzole, Edaravone, & Relyvrio

All with a mild therapeutic effect

+5,000
New cases of ALS each year (US)[1]

>80,000
ALS Patients in NeuroSense's planned target market[2]

~$3B
Annual Market Opportunity[3]

~24%
Growth in Patients by 2040 in the US and EU[2]

1. ALS - Amyotrophic Lateral Sclerosis, Johns Hopkins Medicine
2. Projected increase in amyotrophic lateral sclerosis from 2015 to 2040, Nature Communications, 2016
3. Management estimate

Intro | PrimeC | Pre-clinical | Phase 2a Results | Phase 2b | Summary

PrimeC: Value Proposition Novel combination therapy designed to address multiple disease targets in a synergistic manner Promising efficacy signals observed from ALS Phase 2 a clinical trial ALS Phase 2 b top - line results from placebo - controlled clinical trial expected in H 2 2023 Patent coverage for novel formulation, method, & combination (until 2038 ) Expedited regulatory pathway (orphan drug designation / 505 (b) 2 pathway) Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

PrimeC: Two Compounds One Potentially Powerful Outcome

NeuroSense Therapeutics
Nasdaq: NRSN

PrimeC is a novel formulation, consisting of **specific doses** of two FDA-approved drugs, designed to work **synergistically** on more than one target in ALS

Celecoxib - an NSAID which reduces:

- Neuroinflammation
- Glutamate excitotoxicity
- Oxidative stress

Ciprofloxacin - a fluoroquinolone which regulates:

- microRNA synthesis
- Iron accumulation


PrimeC
Iron Accumulation
Glutamate Excitotoxicity
Neuroinflammation
RNA Metabolism
Oxidative Stress

PrimeC's effect on pathways which lead to neuron death in ALS

Intro | PrimeC | Pre-clinical | Phase 2a Results | Phase 2b | Summary

Potential of Combined Therapy Current Strategies: Synergistic MOAs OR Improved PK Alzheimer Donepezil + Memantine Parkinson Entacapone + levodopa/carbidopa ALS Sodium Phenybuterate + Taurursodiol SMA Onasemnogene + Nusinersen Epilepsy Lamotrigine + Valproate/Carbamazepine Successful combination strategies in neurology: Case Study: Amylyx (NASDAQ: AMLX) Market Cap: $ 2.1 B (April 2023 ) Drug: ALS Combination Therapy of generic + supplement Price: $ 158,000 / year Estimated 2026 Sales: $ 1.1 B/ year* The FDA approved Amylyx ’ s drug, AMX 0035 ( Relyvrio ), in September 2022 after Phase 2 clinical trial attenuated diseases progression ( ALSFRSr ) by 25 % when compared to placebo Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro ALS patient blood Isolated Peripheral Blood Mononuclear cells ( PBMCs) IPSCs IPSCs + / - Treatments Independent, non - sponsored research was conducted in the laboratory of Dr. Justin Ichida, at the University of Southern California PrimeC Performed Favorably Alongside Approved & Exploratory Therapies In induced Pluripotent Stem Cell (iPSC) Model Generated from People Living with ALS *** *** *** * * * = p< 0.05 , *** = p< 0.001 H e a l t h y C o n t r o l ( 5 2 8 0 n = 1 0 0 ) N e u r o S e n s e + 3 µ M ( n = 2 0 0 ) A m y l y x + 3 µ M ( n = 2 0 0 ) D e x p r a m i p e x o l e + 3 µ M ( n = 1 6 8 ) D i h y d r o t e s t o s t e r o n e + 3 µ M ( n = 2 0 0 ) R a d i c a v a + 3 µ M ( n = 1 7 0 ) T o l m e t i n + 3 µ M ( n = 1 6 8 ) P 0 2 1 + 1 µ M ( n = 1 7 0 ) h A t a x i n 2 A S O + 9 µ M ( n = 1 5 0 ) I b u d i l a s t + 3 µ M ( n = 1 2 0 ) C u r c u m i n + 3 µ M ( n = 1 5 0 ) 0.0 0.5 1.0 1.5 2.0 H a z a r d R a t i o Candidate Compounds on sALS30 iMN Survival NeuroSense Amylyx Mitsubishi Tanabe sALS 30 iMN = sporadic ALS induced motor neurons ( iMNs ) , s pinal motor neurons differentiated from iPSC Hazard ratio of sALS or control iMNs treated with different compounds: Hazard ratio = likelihood of neuron death when treated with the indicated compound likelihood of neuron death when treated with the vehicle control Hazard Ratio =

PrimeC is a Combination Therapy Leveraging BOTH Strategies And Synergistic MOA MOA Targeting Multiple Disease Pathways Simultaneously to Combat Complex Disease Improved PK Formulation Synchronized Pharmacokinetic Profile to Enhance Efficacy Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Improved Pharmacokinetic (PK) Profile PK proof of concept studies in rodents This finding is attributed to Celecoxib blocking exit of Ciprofloxacin in the neuron PrimeC ’ s combination ( Celecoxib + Ciprofloxacin ) remained at a higher concentration in rodent brain tissue for longer , when compared to administration of Ciprofloxacin alone Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro C iprofloxacin Ciprofloxacin + Celecoxib

PrimeC ’ s Formulation Induces a Synchronized PK Profile A s ynchronized PK profile of the two compounds, potentially maximizes the synergy between them PK profile studies in humans Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro Synchronized concentration peak

Synergistic MOA Motor Neuron Nucleus Cytoplasm PrimeC ’ s targets multiple pathways which lead to neuronal death in ALS Intracellular • MicroRNA dysregulation • TDP - 43 aggregation • Cellular recycl ing processes Extracellular • Neuroinflammation • Oxidative Stress Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

PrimeC Demonstrated a Neuroprotective Effect in ALS Zebrafish Models

NeuroSense Therapeutics
Nasdaq: NRSN



Distance moved (%)
200
150
100
50
0
***
*
***
ns
Control
Celecoxib
Ciprofloxin
Riluzole
PrimeC

Improvement in motor performance, via measurement of distance swam



Healthy
ALS
ALS + PrimeC

Fish Swimming Pattern in a Well

Recovery of Motor Neuron Morphology



PrimeC Results in Zebrafish, a Key Animal Model for ALS (widely accepted model)

'Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis' *Annals of Clinical and Translational Neurology*, 2020

Intro | PrimeC | Pre-clinical | Phase 2a Results | Phase 2b | Summary

PrimeC Phase 2 a Trial Design NST 002 15 patients Open - Label Intermediate formulation of PrimeC 12 - month dosing Clinic visit every 3 months Phone visit every 1.5 months Location: Tel Aviv Sourasky Medical Center Safety Blood test, electrocardiogram (ECG), urea, vital signs, adverse events (AE) Efficacy ALSFRSr - Revised ALS Functional Rating Scale – 0 - 48 FVC - Forced Vital Capacity Biomarkers Examination of key elements for ALS diagnosis as well as PrimeC mechanism of action 3 1 PrimeC PrimeC Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro 2

Phase 2 a 12 - Month Data: PrimeC Improved Respiratory Function Decline & Attenuated Disease Progression* ALSFRSr Score Forced vital capacity (FVC%) **In comparison to PRO - ACT matched - control : P ooled R esource O pen - A ccess ALS C linical T rials D atabase * “ Combination of ciprofloxacin/ celecoxib as a novel therapeutic strategy for ALS ” Amyotrophic Lateral Sclerosis and Frontotemporal Degeneration , 2022 PrimeC attenuated disease progression, ALSFRSr by 18% ** PrimeC slowed respiratory function decline, FVC by 30% ** 18% 30 % PrimeC PrimeC Pro - ACT Pro - ACT Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Phase 2 a Biomarker Study Design Service provided by: Stage II Longitudinal non - treated study The natural course of ALS was examined longitudinally over 12 months compared to an indirect placebo control group Stage I Case study experiment Cross - sectional comparison of ALS and healthy - control serves as baseline Stage III NST 002 clinical study The effect of PrimeC on selected biomarkers was tested in samples from an open - label Phase 2 a study Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

PrimeC Significantly Altered Key ALS Biomarkers Treated: Patients from NST 002 Phase 2 a clinical trial who received PrimeC (intermediate formulation) Non - treated: Matched patients on standard of care Neuroinflammation TDP - 43 Accumulation PrimeC PrimeC Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Phase 2 a Trial with PrimeC : Met Primary Endpoints & Exploratory Endpoints Positive Clinical Signal Observed These results led NeuroSense to commence a Phase 2 b clinical study, using an improved new extended - release formulation of PrimeC Significant changes in ALS - related biomarkers Well tolerated, no drug related SAEs Reduced functional and respiratory deterioration Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

PrimeC Phase 2 b Trial Design Randomized, Prospective, Double - Blind, Placebo - Controlled Study Using PrimeC ’ s novel extended - release formulation NST 003 69 patients 2:1 PrimeC to Placebo New formulation of PrimeC 6 - month double blind 12 - month open label extension Clinic visit every 2 months Locations: Canada, Italy, & Israel Primary Efficacy Biomarkers TDP - 43 Prostagladin 2 Secondary Efficacy Clinical Outcomes ALSFRSr SVC Survival Safety & Tolerability Adverse Events Vital Signs ECG Clinical Lab Evaluations 1 3 PrimeC PrimeC Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro 2

Intellectual Property Overview Our patents Methods for Treating ALS using Combinations of Celecoxib and Ciprofloxacin Compositions comprising an anti - inflammatory drug and a dicer activator for use in the treatment of neuronal diseases Methods for Treating neurodegenerative disorders using Combinations of Celecoxib and Ciprofloxacin Composition Comprising Ciprofloxacin and Celecoxib 1 2 3 4 Granted: US Granted: Australia, Canada Allowed: European Patent Office Pending: Japan, Israel Pending: US Provisional: USPTO Expiry date: June 2038 Expiry date: June 2038 Expiry date: June 2038 Expiry date: Oct 2042 Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Key Collaborations Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

NeuroSense Therapeutics
Nasdaq: NRSN

Milestones Achieved & Upcoming Potential Catalysts

2022

- ALS Phase 2b PARADIGM study initiated
- FDA IND Clearance for PrimeC
- PK study single-dose & multi-dose completed successfully
- In-life 90-day GLP toxicology study completed successfully

2023

- Completed Alzheimer's biomarker study with positive results
- *Parkinson biomarker study results*
- *Expect to initiate Alzheimer Phase 2 trial*
- ***Expected ALS Phase 2b clinical trial top-line results***

2024

- *Expected ALS End of Phase 2 FDA meeting*
- *Expect to initiate ALS Phase 3 clinical trial*
- *Expected Alzheimer Phase 2 trial results*

ALS
Alzheimer
Parkinson

Intro | PrimeC | Pre-clinical | Phase 2a Results | Phase 2b | Summary

VP of R& D Shiran Zimri, PhD CMO Ferenc Tracik , MD Founder & CEO Alon Ben - Noon Chairman of the Board Mark Leuchtenberger CFO Or Eisenberg Niva Russek - Blum, PhD VP Discovery & IP Generator VP of BD Nedira Salzman VP of Regulatory Affairs Diana Shtossel Experienced Leadership Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Senior VP at the Barrow Neurological Institute Chair of the Department of Neurology Prof. Jeremy Shefner (Chair) Dr. Jinsy Andrews Associate Professor of Neurology, Division of Neuromuscular Medicine, Columbia University Director of Neuromuscular Clinical Trials Prof. Merit Cudkowicz Chief of Neurology at Mass General and Director, Sean M. Healey & AMG Center for ALS Professor of Neurology at Harvard Medical School Prof. Jeffrey Rosenfeld Professor of Neurology and Associate Chairman of Neurology at Loma Linda University School of Medicine Medical Director of Center for Restorative Neurology at Loma Linda University Prof. Orla Hardiman Head of Academic Unit of Neurology at Trinity College Dublin and Consultant Neurologist at Beaumont Co - Chair of the European Consortium to Cure ALS and Chair of the Scientific Committee of ENCALS Scientific Advisory Board Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Read more about us! Learn more: NeuroSense YouTube Channel Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Equity Overview – April 19 , 2023 Nasdaq: NRSN Price: $ 1.98 52 - Week Range: $ 1.08 - $ 4.47 Shares Outstanding: ~ 11.8 M Share on a fully diluted basis: ~ 15 M Market Cap: ~$ 23 M Cash and Deposits ( 12 / 31 / 22 ): ~$ 7.1 M Avg. Daily Trading Volume ( 90 day): ~ 87 K Analyst Coverage: Maxim Group No Debt Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

NRSN Highlights Summary Novel combination therapy designed to address multiple disease targets in a synergistic manner Promising efficacy signals observed from ALS Phase 2 a clinical trial Statistically significant biomarker data in Phase 2 a clinical trial which correlated to clinical signals observed Expedited regulatory pathway - orphan drug designation & 505 (b) 2 Top - line results from ALS Phase 2 b placebo - controlled clinical trial expected in H 2 2023 Funded through Q 4 2023 Strong pipeline with several upcoming catalysts Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Nasdaq: NRSN Thank you! Thank You For more information: info@neurosense - tx.com

The Inspiration Behind PrimeC A Tribute to Shay Rishoni Shay: Oct. 2016 Shay: Dec. 2010 Shay: Mar. 2013 Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Correlation Between Biological Activity and Clinical Outcome The biological activity observed in TDP - 43 levels, may serve to indicate clinical outcomes , and slower deterioration in ALSFRS - R Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

Intellectual Property Overview Patent / Application # Subject Type Jurisdiction Status Expiry Date US 10,980,780 Methods for Treating ALS using Combinations of Celecoxib and Ciprofloxacin Method for treatment United States Granted June 2038 AU 2018287021 Compositions comprising an anti - inflammatory drug and a dicer activator for use in the treatment of neuronal diseases Combination for use Australia Granted June 2038 CA 3,068,149 Combination for use Canada Granted June 2038 EPO 18753256.9 Combination for use European Patent Office Allowed June 2038 JP 2019 - 571513 Combination for use Japan Pending June 2038 IL 271592 Combination for use Israel Pending June 2038 US 16 / 623,467 Methods for Treating neurodegenerative disorders using Combinations of Celecoxib and Ciprofloxacin Method for treatment United States Pending June 2038 US 63/257,130 Composition Comprising Ciprofloxacin and Celecoxib Formulation USPTO Provisional Oct 2042 Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro

NeuroSense Therapeutics
Nasdaq: NRSN

Read more about us!

Learn more: NeuroSense YouTube Channel

Journal	Articles
Clinical Trials Arena	NeuroSense previews Phase IIb trial plans for oral ALS drug
Health Professional Radio	NeuroSense Therapeutics – Study of New Drug to Treat ALS
The Empowered Patient Podcast	Identifying Biomarkers and Effective Therapies for ALS with Alon Ben-Noon NeuroSense Therapeutics
RARECast	Targeting ALS with Synergistic Combinations of Therapies
Boston Business Journal	How an Israeli biotech startup is plotting growth in Cambridge
GENEDGE	Triple Threat: NeuroSense Targets ALS
BioTuesdays	NeuroSense advancing potential paradigm shift in ALS therapy
BioWorld	In the clinic
Endpoints Podcast	PrimeC: NeuroSense on their ALS treatment
Neurology Live	ALS-Related Biomarkers Show Decline With PrimeC Combination Treatment Compared With Standard of Care
ALS News Today	PrimeC Therapy Added to Standard Care Gets ALS Biomarkers Down
BioSpace	Insilico's AI Identifies Potential New Therapeutic Targets for ALS
BioPharma Journal	NeuroSense Therapeutics Ltd Announces Biomarker Study Findings Evaluating CogniC in Alzheimer's Disease
Technology Networks	Developing Therapeutics to Combat ALS

Intro | PrimeC | Pre-clinical | Phase 2a Results | Phase 2b | Summary

Phase 2 b Endpoints to Evaluate PrimeC Safety & Tolerability Primary Efficacy Secondary Efficacy • ALSFRSr • SVC • ALSSQOL - SF • PROMIS 10 • Survival • PROOF • MMT • Adverse Events • Vital Signs • ECG • Clinical Lab Evaluations • Biomarkers • TDP - 43 • Prostagladin 2 Rationale: • Biomarker data may reveal “ super responders “ to PrimeC • Inform future pivotal trial desgin Summary Phase 2 b Phase 2 a Results Pre - clinical PrimeC Intro